        New York, New York
        March 19, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PE Environmental Funding LLC (“PE Funding”) Registration Statement on Form S-1 filed January 11, 2007 (File No. 333-139937) (“Registration Statement”)

Ladies and Gentlemen:

Transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) is Amendment No. 1 to the PE Funding Registration Statement (“Amendment No. 1”). Amendment No. 1 reflects (i) an increase in the principal amount of the Senior Secured Sinking Fund Environmental Control Bonds, Series A (“Bonds”), being registered to $116.5 million, (ii) responses to comments made by the staff of the Commission in a letter dated February 2, 2007 (“Letter of Comments”) to Amanda J. Skov, Esq. of Allegheny Energy, Inc., (iii) responses to comments received from the staff in telephone conferences subsequent to receipt of the Letter of Comments, (iv) changes to conform the disclosure in Amendment No. 1 to comparable disclosure in Amendment No. 3 to MP Environmental Funding LLC’s Registration Statement on Form S-1 (File No. 333-139820) (the “MP Funding Registration Statement”), and (v) updating changes.

The additional filing fee in the amount of $3,546 has been wired directly to the Commission’s account at Mellon Bank.

On behalf of our client, PE Funding, we are responding to (i) the comments set forth in the Letter of Comments and (ii) Commission staff’s comments made to us in telephone conferences and in writing, all with respect to the MP Funding Registration Statement which is related to PE Funding’s Registration Statement. Terms not defined below are used as defined in Amendment No. 1. All page references in this letter are to the pages in Amendment No. 1.

Securities and Exchange Commission
March 19, 2007

Registration Statement on Form S-1

General

COMMENT

1.	Please note that we have referred your filing to our Division of Investment Management for possible comment.

RESPONSE

We understand that the Division of Investment Management has no comment on the filing.

COMMENT

2.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

RESPONSE

PE Funding confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

COMMENT

3.	When available, please provide us with a copy of your servicing agreement.

RESPONSE

A copy of the servicing agreement is being filed as Exhibit 10.2 to Amendment No. 1.

Preliminary Prospectus

COMMENT

4.	Please provide a separate section to clearly disclose the affiliations among the transaction parties, including with Allegheny Energy.

RESPONSE

The only affiliations are the affiliations described in the Registration Statement, i.e., Potomac Edison’s ownership of the equity of PER, PER’s ownership of all of the equity of PE Funding, PER’s role as the seller, Potomac Edison’s role as servicer and transferor and

Securities and Exchange Commission
March 19, 2007

Allegheny Energy Service Corporation’s role as administrator under the administration agreements. Potomac Edison and Allegheny Energy Service Corporation are both wholly owned direct subsidiaries of Allegheny Energy, Inc. On page 34 of the preliminary prospectus which is a part of Amendment No. 1 (“Preliminary Prospectus”), PE Funding has provided a separate section that clearly discloses the foregoing and includes an organizational chart illustrating the affiliations of the transaction parties, including Allegheny Energy.

COMMENT

5.
Please revise to provide bracketed information indicating that you will identify the swap counterparty in your summary section. Additionally, provide bracketed information indicating that you will provide all information regarding the swap counterparty required by Item 1115 of Regulation AB.

RESPONSE

Because it is unlikely that PE Funding will use a swap, PE Funding has made revisions throughout the Preliminary Prospectus to remove references to the swap. In the event that PE Funding decides to use a swap after effectiveness of the Registration Statement, PE Funding will file a post-effective amendment to the Registration Statement to include all material changes required as if Item 1115 of Regulation AB applies.

Cover Page

COMMENT

6.
Please expand your cover page disclosure to briefly describe any credit enhancement for the transaction. For example, we note your reference on page 9 to an excess funds and a capital account to be used for credit enhancement. We also note your reference on page 10 to swap agreements. Revise accordingly.

RESPONSE

Other than the true-up mechanism (which is described on the cover page), there is no credit enhancement for the transaction.

▪
The capital subaccount is established for the purpose of satisfying tax and bankruptcy-remoteness concerns. The amount held in the capital subaccount will be 0.5% of the initial principal amount of the Bonds (approximately $580,250 million on an initial $116.5 million offering) consistent with IRS rules. While such amounts may be used to make debt service payments on the Bonds under certain circumstances, their primary purpose is not to provide or serve as credit enhancement for the Bonds. Any role as credit enhancement is merely incidental and insignificant, and not unlike any other capital infusion in a company that may be used to pay operating and other expenses of the company when needed.

Securities and Exchange Commission
March 19, 2007

▪
The excess funds subaccount will not hold any funds at the time of issuance of the Bonds. Thereafter, the excess funds subaccount may temporarily hold for six months or less extra environmental control charge remittances, if any, not needed to make required payments on the Bonds. Indeed, the periodic adjustments of the environmental control charges will be calculated to eliminate any amounts held in the excess funds subaccount each time there is a true-up.

▪
If swap agreements were to be used, the swap agreements would be interest rate swap agreements designed purely to convert floating rate interest rate(s) on the Bonds, if any, to fixed interest rate(s), and not as a form of credit enhancement. It is unlikely that PE Funding will use swap agreements in connection with the Bonds.

In response to this comment PE Funding has revised the sixth paragraph on the cover page and pages 9 and 60 of the Preliminary Prospectus to clarify that the primary purpose of the capital subaccount and excess funds subaccount is not to provide credit enhancement for the Bonds. If, contrary to PE Funding’s current intention, any credit enhancement (other than the true-up mechanism) is added to the Bonds, PE Funding will expand the cover page disclosure to briefly describe any such credit enhancement. Given the strength of the true-up mechanism, PE Funding does not foresee the need to add any other credit enhancement.

PE Funding has revised the Preliminary Prospectus to remove references to swap agreements.

Prospectus Summary, page 3

COMMENT

7.
Please expand the disclosure in your summary section to provide a brief summary of the flow of funds. Additionally, expand the disclosure to provide a brief summary of the servicer fees, including the source of and distribution priority of such fees.

RESPONSE

PE Funding has expanded the “Allocation of Funds” (formerly “Priority of Payments”) subsection of the prospectus summary to provide an expanded description of how funds in the collection account and subaccounts, including the excess funds subaccount, will be allocated and the related payment priorities, as described in greater detail on pages 62-64 of the Preliminary Prospectus. PE Funding has also expanded the summary section on page 13 of the Preliminary Prospectus to provide a brief summary of the servicer fees and the source and distribution priority of such fees.

COMMENT

8.
We note your disclosure at the top of page 7 indicating that you may acquire additional separate property, including property other than environmental control property, and issue one or more additional series of securities that are supported

Securities and Exchange Commission
March 19, 2007

by such additional and separate property or other collateral. Please revise here and throughout the prospectus as necessary to clarify what types of additional property you are referring to. We note that Note 1 to your financial statements indicates that you were formed for the “sole purpose of purchasing and owning environmental control property to be acquired from PER.” Furthermore, please confirm that additional issuances of securities will be registered on separate registration statements.

RESPONSE

PE Funding has been organized to serve as a finance subsidiary of Potomac Edison. As authorized by the existing PSC financing order, PE Funding’s organizational documents as well as the transaction documents supporting the Bonds give PE Funding authority and flexibility to issue additional indebtedness (including additional debt securities that are not environmental control bonds) in future transactions, with the approval of the PSC. The PSC may authorize and direct Potomac Edison to use PE Funding as a ready and cost-effective vehicle to implement other financings for the benefit of West Virginia ratepayers. For example, such future financings may include additional series of environmental control bonds to finance costs of other environmental control facilities either at Mon Power’s Ft. Martin Project or at Potomac Edison projects. If authorized by the future governmental action, such future financings may also include bonds issued to finance any extraordinary power purchase costs incurred by Potomac Edison, costs of Potomac Edison’s facilities or contracts that become uneconomic in connection with a future deregulation of the supply of electricity in West Virginia, or any other Potomac Edison costs that might be approved by a future PSC order.

Each series of securities issued by PE Funding will be backed by separate property PE Funding acquires for the separate purpose of repaying that series. Environmental control property backing the Bonds will represent the right to impose an environmental control charge on Potomac Edison’s customers pursuant to a formula which allocates the economic burden among ratepayer classes based on the aggregate peak electric demand (kilowatts) of each class. Charges imposed to repay any other series of PE Funding’s indebtedness may be allocated among ratepayer classes on a different basis, for example based on the aggregate consumption of electric energy (kilowatt-hours) by each ratepayer class.

In response to this comment, to provide greater clarity, PE Funding has revised the first paragraph on page 7, with similar changes on pages 12, 30, and 57, of the Preliminary Prospectus to clarify the types of additional property to which PE Funding is referring. Also, as described further in the response to Comment 12 below, PE Funding has deleted the financial statements and notes thereto from the Preliminary Prospectus.

Any additional issuances of securities will be registered on separate registration statements (absent reliance on an applicable exemption from the registration requirements of the Securities Act of 1933, as amended). As a condition precedent to any such issuances, the credit ratings of outstanding bonds may not be reduced, suspended or withdrawn.

Securities and Exchange Commission
March 19, 2007

PE Funding hereby confirms that any additional separate property acquired by PE Funding would be authorized by the PSC and would be subject to the terms and conditions of an additional separate financing order, in addition to having the benefit of a true-up mechanism.

PSC-Guaranteed True-Up Mechanism and State Pledge Will Limit Credit Risk, page 27

COMMENT

9.	Please revise to remove your assertion that the true-up mechanism and state pledge effectively eliminate any credit risk associated with the Bonds.

RESPONSE

In analyzing its disclosure obligations under the federal securities law and in preparing the prospectus, both we and PE Funding have carefully considered the referenced description, given the features and attributes of the Bonds and the unique property securing the Bonds. The disclosure on page 27 is that the true-up mechanism and state pledge “serve to effectively eliminate, for all practical purposes and circumstances, any credit risk to the payment of the Bonds (i.e., that sufficient funds will be available and paid to discharge all principal and interest obligations when due).” We and PE Funding believe that the description is both accurate and balanced.

▪
Accurate in that it identifies a fundamental and defining characteristic of the Bonds that distinguishes them from other corporate securities - i.e., there is no practical purpose or circumstance that would cause sufficient funds not to be available and paid to discharge all principal and interest obligations when due. Unlike the property securing most other corporate securities, the environmental control property (which includes the true-up mechanism protected by the state pledge) is a continuing statutory right to impose and collect a charge on all customers in Potomac Edison’s existing and future West Virginia electric service territory based on their consumption of an essential commodity - electricity; this charge cannot be avoided; all customers share in the liabilities of all other customers in the event of non-payment of this charge as might be needed to service the Bonds on time; this charge must be adjusted on all customers for any shortfall regardless of the reason at least semi-annually or more often to guarantee timely payment of principal and interest when due; there is no “cap” or limit on the amount of the charge; and there is no time limit on the imposition and collection of the charge. After careful consideration, we and PE Funding are unaware of any practical purpose or circumstance which would render the description inaccurate.

▪
Balanced in that the description is tempered by the words "for all practical purposes and circumstances." It is further balanced by an immediately following reference to the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” portions of the prospectus.

Given the foregoing, we and PE Funding believe that the disclosure is appropriate and that it is desirable to communicate such a fundamental and defining characteristic to investors in a “plain English” manner so that they can readily and easily understand and evaluate the unique credit strength of the Bonds.

Securities and Exchange Commission
March 19, 2007

As stated to Ms. Sara Kalin of the staff of the Commission, each of Potomac Edison and PE Funding represents to the staff of the Commission that, after due investigation, it is unaware of the failure of any ratepayer-backed tariff bonds issued for the benefit of any public utility.

It is our understanding that the staff of the Commission has withdrawn this Comment based, in part, on the representation set forth above.

The Issuer, page 30

COMMENT

10.
Please revise this section to better explain your business activities. In this regard, we note that you were organized as a special purpose limited liability company for the purpose of holding the environmental control property and issuing bonds secured by such property. As you know, this structure is very similar to many asset backed issuers who have no operations, no financial statements and report under Regulation AB. However, you have included financial statements with your filing and have officers and managers to manage your business. Please revise to disclose what your business activities will consist of. Ensure that your response explains why you believe financial statements are necessary and the types of assets and income you expect to be reflected once your business begins its operations.

RESPONSE

Revision to pages 7, 12, 30, and 57 of the Preliminary Prospectus more fully explains PE Funding’s potential business activities as described in the response to Comment 8 above.

PE Funding has deleted the financial statements from the Preliminary Prospectus and does not expect to include financial statements in its periodic reports filed pursuant to requirements of the Exchange Act. See the response to Comment 12 below.

COMMENT

11.
We note your statement indicating that your limited liability company agreement requires that you have at least one independent manager. As your list of managers upon the closing of the offering indicates that all of your managers are Allegheny employees, it is not clear who your independent manager is. Please revise accordingly or advise.

Securities and Exchange Commission
March 19, 2007

RESPONSE

PE Funding has revised pages 32 and 56-57 of the Preliminary Prospectus to include required information relating to the independent managers and the indenture trustee, respectively.

Continuing Disclosure, page 33

COMMENT

12.
As a follow-up to comment 10 above, we note that your disclosure in this section refers to Form 10-Q, does not refer to Form 10-D and seems to indicate that your Exchange Act reporting will not follow the guidelines set forth in Regulation AB. Please provide us with a comprehensive analysis as to why you believe this approach will provide the best disclosure for investors. Ensure that your response addresses why 10-Qs would be appropriate when the monthly statements you will provide to investors appear very similar to the information filed on Form 10-D by asset-backed issuers. Additionally, explain why reporting under Regulations S-K and S-X would serve investors better than reporting under Regulation AB given that you do not appear to have any operations to report on and, in fact, are organized much like a typical asset-backed issuer.

RESPONSE

Consistent with our March 5, 2007 conference call with the staff of the Commission, we understand the staff’s position to be that PE Funding’s Exchange Act reporting should follow the guidelines set forth in Regulation AB, even though PE Funding is not an asset-backed issuer and the bonds are not asset-backed securities.

PE Funding has revised the section entitled “Continuing Disclosure” on page 33 of the Preliminary Prospectus to comply with this staff position.

In addition, shortly after the closing of the sale of the bonds, PE Funding and Potomac Edison will file a letter with the Commission’s Office of Chief Counsel of the Division of Corporation Finance requesting confirmation that the staff will not recommend enforcement action to the Commission if PE Funding files its Exchange Act reports in compliance with the guidelines set forth in Regulation AB, notwithstanding the fact that PE Funding is not an asset-backed issuer and the bonds are not asset-backed securities.

The Potomac Edison Company: The Utility and Initial Servicer, page 34

COMMENT

13.
Given that you refer to Potomac Edison as the “Initial” servicer, it appears that you may obtain additional servicers after the offering. Please tell us how you intend to provide disclosure to investors regarding future servicers.

Securities and Exchange Commission
March 19, 2007

RESPONSE

While the transaction documents do make provision for the appointment of a new servicer under certain circumstances, including to the extent that an existing servicer defaults in its obligations as such, PE Funding does not contemplate appointment of any additional or new servicer other than Potomac Edison. The term “initial” was used in contemplation of the highly unlikely event that Potomac Edison is replaced as servicer for an extraordinary reason as described and fully disclosed in the Preliminary Prospectus. Moreover, Monongahela Power Company, an affiliate of Potomac Edison and a current Exchange Act reporting company, has agreed to be the “back-up” servicer in the event of a servicer default.

PE Funding will file a current report on Form 8-K to disclose material information relating to any replacement servicer. In addition, PE Funding has removed the word “initial” before the description of Potomac Edison as servicer in the Preliminary Prospectus (see the cover page and references to the servicer on pages 5, 13, 34, and 57 of the Preliminary Prospectus).

The Indenture Trustee, page 56

COMMENT

14.	Please expand your disclosure to describe the trustee's prior experience with similar transactions.

RESPONSE

The Preliminary Prospectus has been revised on pages 56-57 to identify the indenture trustee and describe the indenture trustee’s prior experience with similar transactions.

Where You Can Find More Information, page 96

COMMENT

15.	Please revise to reflect the new address for the SEC public reference facility: Room 1580, 100 F Street, N.E., Washington, D.C. 20549.

RESPONSE

The Preliminary Prospectus has been revised on page 96 to reflect this new address.

* * *

Consistent with the guidance provided by the staff of the Commission in the Letter of Comments, when PE Funding requests acceleration of the effective date of the Registration Statement, as amended, it will include a letter to the Commission acknowledging that:

Securities and Exchange Commission
March 19, 2007

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve PE Funding from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
PE Funding may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As I have discussed with Mr. John Stickel of the Commission’s staff, shortly after the filing of this Amendment No. 1, PE Funding intends to file requests with the Commission that it accelerate effectiveness of the Registration Statement to 12 Noon on Wednesday, March 21, 2007 or as soon thereafter as may be practicable. If the Commission is able to declare the Registration Statement effective before that time and date, PE Funding would be most appreciative.

If you have further questions or comments, please feel free to contact me at (212) 603-2204, Mahendra Churaman (212) 603-8971 of Thelen Reid Brown Raysman & Steiner, LLP, or Amanda J. Skov, Esq. (724) 838-6166 of Allegheny Energy, Inc.

Very truly yours,
THELEN REID BROWN RAYSMAN & STEINER, LLP Counsel to PE Environmental Funding LLC
By:	/s/ Robert J. Reger, Jr.
Robert J. Reger, Jr.

cc:   Ms. Sara Kalin
Branch Chief - Legal
Office of Structured Finance, Transportation, and Leisure
Securities and Exchange Commission

Mr. John Stickel
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission